Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2011	2010	2009	2008	2007	2006
Excluding Interest on Deposits
Income (loss) before income taxes	$(2,662)	$(1,323)	$4,360	$4,428	$20,924	$31,973
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(5,241)	1,285	(1,833)	(144)	(95)	(315)
Fixed charges:
Interest expense	14,522	19,977	23,000	25,074	34,778	29,514
1/3 of net rent expense (1)	821	1,099	1,110	791	669	609
Total fixed charges	15,343	21,076	24,110	25,865	35,447	30,123
Preferred dividend requirements (2)	4,660	n/m	5,921	1,461	254	33
Fixed charges and preferred dividends	20,003	21,076	30,031	27,326	35,701	30,156
Earnings	$7,440	$21,038	$26,637	$30,149	$56,276	$61,781
Ratio of earnings to fixed charges (3)	0.48	1.00	1.10	1.17	1.59	2.05
Ratio of earnings to fixed charges and preferred dividends (2, 3, 4)	0.37	n/m	0.89	1.10	1.58	2.05

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2011	2010	2009	2008	2007	2006
Including Interest on Deposits
Income (loss) before income taxes	$(2,662)	$(1,323)	$4,360	$4,428	$20,924	$31,973
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(5,241)	1,285	(1,833)	(144)	(95)	(315)
Fixed charges:
Interest expense	16,908	23,974	30,807	40,324	52,871	43,994
1/3 of net rent expense (1)	821	1,099	1,110	791	669	609
Total fixed charges	17,729	25,073	31,917	41,115	53,540	44,603
Preferred dividend requirements (2)	4,660	n/m	5,921	1,461	254	33
Fixed charges and preferred dividends	22,389	25,073	37,838	42,576	53,794	44,636
Earnings	$9,826	$25,035	$34,444	$45,399	$74,369	$76,261
Ratio of earnings to fixed charges (3)	0.55	1.00	1.08	1.10	1.39	1.71
Ratio of earnings to fixed charges and preferred dividends (2, 3, 4)	0.44	n/m	0.90	1.07	1.38	1.71

(1)	Represents an appropriate interest factor.

(2)	Reflects the impact of $12.4 billion of goodwill impairment charges during 2010 which resulted in a negative preferred dividend requirement.

(3)
The earnings for the nine months ended September 30, 2011 were inadequate to cover the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends. The earnings deficiency reflects the impact of $10.9 billion of mortgage banking losses. The coverage deficiency for fixed charges was $7.9 billion and the coverage deficiency for fixed charges and preferred dividends was $12.6 billion.

(4)
The earnings for 2009 were inadequate to cover fixed charges and preferred stock dividends. The earnings deficiency is a result of the accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.

n/m = not meaningful